

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 7, 2011

Alejandra J. De La Torre, President
Hazlo! Technologies, Inc.
9181 S. Antler Crest Drive
Vail, AZ 85641

> **Re: Hazlo! Technologies, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 14, 2010**
> **File No. 333-170480**

Dear Ms. De La Torre:

We have reviewed the above-reference filing and your related response letter dated December 14, 2010 and have the following comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated December 6, 2010.

General

1.   We note that you did not provide us with a marked copy of the changes made in your amended filing. Please refer to Item 310 of Regulation S-T and ensure that any future filings are marked to show changed material.

Background of Officers and Directors, page 24

2.   Please tell us why you removed the discussion regarding Mr. Klinicki's founding of Riparian Technologies. In addition, please tell us when he founded the company, whether the company continues to exist and whether he is still associated with the company in any way.

Part II

Other Expenses of Issuance and Distribution, page 28

3.   We note the fees set forth in Exhibit A to the Escrow Agreement between you and U.S. Bank National Association. Please tell us whether those fees were considered in your calculation of the costs and expenses associated with this offering.

Please contact Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457 with any questions. If you require further assistance, you may contact

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: <u>Via U.S. Mail 1228 "N" Street #22</u>
       Theresa A. Stein, Esq.